Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,	Years ended March 31,
	2011	2011	2010	2009	2008
Earnings (loss) from operations before income tax provision	$89,565	$365,197	$329,656	$(3,188,197)	$437,327
Fixed Charges:
Interest Expense	22,474	89,598	124,573	177,588	87,993
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision[1]	(113)	2,559	1,700	5,217	1,232
Portion of rental expenses representative of interest factor[2]	10,518	42,074	43,066	37,487	39,080
Earnings (loss) available for fixed charges	$122,444	$499,428	$498,995	$(2,967,905)	$565,632
Fixed Charges:
Interest Expense	$22,361	$92,157	$126,273	$182,805	$89,225
Interest expense included in interest expense not related to third party indebtedness[1]	113	(2,559)	(1,700)	(5,217)	(1,232)
Portion of rental expense representative of interest factor[2]	10,518	42,074	43,066	37,487	39,080
Total Fixed Charges	$32,992	$131,672	$167,639	$215,075	$127,073
Consolidated ratio of earnings (loss) to fixed charges	3.7	3.8	3.0	(13.8)	4.5

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.